May 29, 2026

Hoi Lung Chan
Chief Executive Officer
Mint Inc Ltd
17/F, Wing Kwok Centre, No.182 Woosung Street
Jordan, Kowloon, Hong Kong

        Re: Mint Inc Ltd
            Registration Statement on Form F-1
            Filed May 19, 2026
            File No. 333-296027
Dear Hoi Lung Chan:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services